Exhibit 2.31

26 April 2017

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

2017 BONDHOLDER CONSENT SOLICITATION LAUNCHED

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) refers to its previous announcements regarding its Restructure Proposal, and a potential option in favour of CNNC Overseas Uranium Holdings Ltd (CNNC) which, if validly exercised, could entitle CNNC to acquire Paladin’s interest in the Langer Heinrich Mine (the Potential CNNC Option).

In order to provide the Company with time to resolve the Potential CNNC Option and implement a restructure, Paladin has today launched a consent solicitation procedure seeking approval from holders of the Company’s US$274 million convertible bonds (with US$212 million due to be repaid) due 30 April 2017 (2017 Convertible Bonds) to:

•	amend the final maturity date of the 2017 Convertible Bonds from 30 April 2017 to 30 September 2017; and

•	defer the interest payment due on 30 April 2017 to 30 September 2017, with interest to accrue on both the principal outstanding and the accrued and unpaid interest until 30 September 2017.

In exchange for bondholder support, Paladin has agreed to additional undertakings and events of default under the 2017 Convertible Bonds which, among other things, restrict certain disposals of assets by Paladin, subject to certain exceptions.

The consent solicitation procedure will formalise the current standstill agreed with the majority of holders by amending the terms of the 2017 Convertible Bonds. The amendments require the approval of:

•	holders of 75% of the aggregate principal amount of the 2017 Convertible Bonds outstanding at a meeting of bondholders; or

•	holders of 90% of the aggregate principal amount of the 2017 Convertible Bonds outstanding agreeing to a resolution in writing (ie. no meeting is required).

The meeting of bondholders has been convened to be held on 16 May 2017. If holders of at least 90% of the aggregate principal amount of bonds outstanding submit voting instructions in favour of the proposal, no meeting of bondholders will be held and the amending resolution will be held to have passed.

Level 4, 502 Hay Street, Subiaco, Western Australia 6008 Postal: PO Box 201, Subiaco, Western Australia 6904
Tel: +61 (8) 9381 4366 Fax: +61 (8) 9381 4978 Email: paladin@paladinenergy.com.au Website: www.paladinenergy.com.au

Currently, the Company has received indicative support with respect to the amendments noted above from bondholders representing approximately 92% of the aggregate principal amount of the 2017 Convertible Bonds, and has entered into standstill arrangements with bondholders representing 77%, of the aggregate principal amount of the 2017 Convertible Bonds outstanding. Paladin is therefore confident that it will receive the necessary bondholder support to approve the amendments noted above.

Paladin will continue to provide its stakeholders with material updates as soon as it is in a position to do so.

It is intended that Paladin’s shares will remain in suspension until Paladin has resolved how it will progress any restructure.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO